Exhibit 10.46

January 15, 2018

Camille Bedrosian, M.D.

Re: Offer of Employment

Dear Camille,

On behalf of Ultragenyx Pharmaceutical Inc. (the “Company”), I am pleased to offer you the position of Chief Medical Officer and Executive Vice President,  on the following terms, commencing on a date mutually agreed to by you and I “Hire Date”.  You and I will also mutually agree on the content and timing of any public announcement of your hiring. The Company’s Board of Directors (the “Board”) and I are excited about the important contributions you can make by joining the Ultragenyx management team and are confident that you will play a key role in our company's growth and success.

You will be a regular, full-time, exempt employee of the Company.  You will report directly to me and will work at our facility located at Novato, CA.

In your role as Chief Medical Officer, you will report directly to me and be a member of the Executive Leadership Team (XLT).  In this role, you will have primary responsibility for the successful conduct of clinical development in all of our programs from inception through post-marketing.  Your responsibilities include providing medical and operational leadership company-wide and directing all clinical activities for the company’s clinical programs. This will include designing clinical development plans for our products including writing or reviewing clinical protocols, statistical analysis plans and a study reports.  You will provide management and medical oversight of investigational drug safety data and safety monitoring, and related activities (e.g. adverse event reporting and product safety reviews for preparation of technical and regulatory documents).  You will provide leadership and direction to Global Clinical Development, Global Medical Affairs, Clinical Operations, Regulatory Affairs, and Drug Safety/Pharmacovigiliance.  As for all functions at Ultragenyx, the development group is expected to work in an integrated fashion with Biometrics, Portfolio and Program Management, Technical Operations, Business Development and Commercial operations to drive the growth and success of the company.  This includes establishing, maintaining and evolving the critical and unique strategies for development at Ultragenyx which depend on unique collaborations between departments, and novel approaches to traditional clinical development challenges.

Compensation

The Company will pay you an initial base salary at a gross annual rate of $500,000, less payroll deductions and withholdings, on a bi-weekly basis. If your Hire Date is on or after January 1 and before October 1 of the calendar year, you will be eligible to be considered for a salary merit increase during the next calendar year’s Annual Performance Review process.  If your Hire Date is after September 30 of the calendar year, you will not be eligible to be considered for a salary merit increase until the second Annual Performance Review process that follows your Hire Date.  The Annual Performance Review process generally takes place in the first quarter of the calendar year.  Salary merit increases, if any, will be awarded at the Company’s discretion on the basis of your performance, and will be prorated based on the number of months that you actually worked during the previous calendar year if your Hire Date is on or before September 30.  The Board or the Compensation Committee of the Board shall review your Base Salary at least annually.

Sign-On Bonus

In addition, the company will provide you with a one-time sign-on bonus in the amount of $210,000, less any applicable withholdings, to be paid within 30 days following your start date.  In the event that your employment is ended due to a termination by the Company or its successor for Cause, or you resign your employment under circumstances that do not constitute a Constructive Termination, within 12 months of your Hire Date, you agree to repay the Company a pro-rated amount of the sign-on bonus (based on the number of completed months you have been employed as of the Termination Date) within thirty (30)  of your termination.

Annual Bonus Program

You will also be eligible to participate in Ultragenyx’s discretionary annual bonus program.  The current target bonus opportunity for your position is 40% of your annual base salary.  However, the actual amount of such bonus, if any, will be determined by the Company in its sole discretion based on the Company’s achievement of the financial and other goals established for the year and the Company’s assessment of your job performance for the year. You must commence your employment by September 30 in order to be eligible for a bonus for the calendar year during which you were hired. If you join the Company between January 1 and September 30, you will be eligible for a pro-rated bonus for that calendar year. When bonuses are awarded, they typically are paid on or around March 15 of the following year.  To encourage continued tenure with the Company and satisfactory or better performance after the end of the bonus performance year and through the bonus payment date, to be eligible for a bonus payment, you must remain an active employee of the Company through bonus payment date, and maintain satisfactory or better job performance through the bonus payment date.

Further details pertaining to the Annual Bonus Plan are attached.

New Hire Equity Awards

Pursuant to the Company’s 2014 Incentive Plan (the “Plan”), the Company shall grant you an option to purchase up to 88,000 shares (the “Option”) of the Company’s Common Stock at fair market value as determined by the Compensation Committee as of the date of grant.  The Option will be subject to the terms and conditions of the Plan and your grant agreement.  Your grant agreement will include a four-year vesting schedule, under which 25 percent of your shares will vest on the first (1st) anniversary of the date of grant, and thereafter 1/48th of the Option shall vest and become exercisable each month until your Option is fully vested, in each case subject to your continued employment by the Company (or its subsidiaries).

Subject to the approval of the Compensation Committee, you will also receive a grant of 18,000 restricted stock units (the “RSUs”) pursuant to the Plan.  The RSUs will vest annually over a four-year period from the date of grant (i.e., 25% of the RSUs shall vest and become exercisable on each anniversary of the date of grant during the four-year period), in each case subject to your continued employment by the Company (or its consolidated subsidiaries).  The RSUs shall be governed by the Company’s standard form of restricted stock unit agreement and the Plan.

Annual Equity Grant Program

You may also be considered for the Company’s discretionary annual equity grant program based on the Company’s assessment of your job performance. If your Hire date is on or after January 1 and before October 1, you will be eligible for a grant in the calendar year that follows, with the amount of such equity grant, if any, being determined by the Company in its sole discretion and prorated if your Hire Date is after January 1.

Change of Control

Notwithstanding the foregoing, in the event that (i) the Company consummates a Covered Transaction (as defined in the Plan), (ii) on the date such Covered Transaction is consummated you are employed by the Company (or its subsidiaries) and (iii) within 24 months after the date such Covered Transaction is consummated your employment by the Company (or its successor or subsidiaries) is terminated without Cause (as defined below) or you resign such employment due to a Constructive Termination (as defined below), then provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), in addition to the severance benefits set forth below, the vesting of any equity-based compensation awards granted to you in connection with your employment shall accelerate with respect to 100% of the then-unvested shares then subject to such awards.

Relocation

Provided that you move and relocate within 12 months of your Relocation Date (and if no Relocation Date is specified in the attached Domestic Relocation Summary, your Hire Date is your Relocation Date), you will be eligible for relocation assistance. All portions of your core relocation benefits must be used within 12 months of your Relocation Date.  You will work directly with The

MI Group, the Company’s third-party relocation vendor.  Please refer to the Domestic Relocation Summary for more details. You will be responsible for any taxable expenses related to relocation benefits, including temporary housing.  As required by applicable tax laws and government regulations, any taxable amounts for expenses related to relocation benefits will be included in your wage statement for the first pay period after your Relocation Date.  In the event that your employment is ended due to a termination by the Company or its successor for Cause, or you resign your employment under circumstances that do not constitute a Constructive Termination within twelve (12) months after your Relocation Date, you agree to reimburse the Company for the pro-rated amount of your relocation assistance benefits (based on the number of completed months you have been employed as of the Employment Date) within thirty (30) days of the Termination Date

Benefits

You will be eligible to participate in all of the employee benefits and benefit plans that the Company generally makes available to its full-time regular employees, subject to the terms and conditions of such benefits and benefit plans.  At this time, these include medical, dental and vision insurance coverage. Coverage for these benefits begin on your Hire Date and upon completion of your enrollment in the plans. Detailed information about the benefits presently available will be provided to you on your first day of employment.

The health plan options will include 4 medical plans (2-HMO, a PPO, and a HDHP), a dental and vision plan, life/AD&D insurance, disability and voluntary insurance as well as a 401k retirement plan, with a company match of 3%.  The Company will cover 90% of the benefit costs for employees and 75% of the benefits costs for eligible dependents.  Based on conditions and situations over time, the Company may change specific benefits and plans from time to time, but our intent is to provide an excellent health benefit program to our employees.

Your will accrue vacation time at the rate of four weeks (160 hours) per year, up to an accrual cap of 240 hours, under the terms of the Company’s PTO policy.  You will also be eligible for 5 paid sick days.

“At Will” Employment

Employment at Ultragenyx is on an “at-will” basis, meaning that you are free to end your employment at any time, with or without advance notice and for any reason or no reason at all, and that Ultragenyx likewise may end your employment, at any time, with or without advance notice and for any reason or no reason at all.  In addition, subject to your rights relating to a Constructive Termination, your job duties, title, responsibilities, reporting structure, compensation and benefits, as well as the Company’s personnel policies and procedures, may be changed at any time, with or without notice, in the sole discretion of the Company.  No manager or employee of the Company (other than the CEO) has any authority to enter into any agreement for employment for any specified period of time or to make any agreement for employment other than an at-will employment relationship, and then only if the Company’s CEO does so in a written agreement that is signed by both you and the CEO.

Severance

If, at any time, your employment with the Company or its successor is terminated without Cause, or you resign your employment due to a Constructive Termination, then provided such termination constitutes a Separation from Service, the Company shall: (i) accelerate the vesting of any equity-based compensation awards granted to you in connection with your employment as of you remained employed for an additional twelve (12) months following the date of your Separation from Service (ii) extend the exercise period applicable to the Option (and to any other options to purchase the Company’s Common Stock you then hold) such that you will have until the date that is twelve (12) months after the date of your Separation from Service to exercise any of the vested shares (determined as of the date of your Separation from Service) subject to the Option (but in no event will the exercise period be extended until later than the date of expiration of the term of the Option as set forth in the agreement evidencing such Option); and (iii) the Company shall pay you, as severance, the equivalent of one (1) year of your Base Salary and a pro-rated annual bonus at Target in effect as of the date of your Separation from Service, subject to standard payroll deductions and withholdings (the “Severance Amount”).  The Severance Amount will be paid in installments in the form of continuation of your Base Salary and pro-rated annual bonus payments, paid on the Company’s regular payroll dates, commencing on the Company’s first regular payroll date that follows the 60th day after such Separation from Service.  The first regular payroll date that follows the 60th day after such Separation from Service shall be for all accrued Base Salary for the 60-day period plus the period from the 60th day until the regular payroll date; the remainder of the Base Salary continuation payments shall thereafter be made on the Company’s regular payroll dates.

Notwithstanding anything herein to the contrary, the receipt of any of the severance or acceleration benefits described in this letter will be subject to and conditioned upon: (i) your signing a separation agreement and release of claims in a form reasonably satisfactory to you and the Company (the “Separation Agreement”) and such Separation Agreement becoming effective and irrevocable as specified therein no later than sixty (60) days following your Separation from Service; and (ii) your continued compliance with the terms of this letter, the Separation Agreement, the enclosed Confidential Information and Invention Assignment Agreement (including without limitation, your not using or disclosing any confidential or proprietary information of the Company), and any other agreement entered into between you and the Company.  No severance benefits of any kind will be paid or provided, and no acceleration of vesting shall be effective, until the Separation Agreement becomes effective.  You shall also resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of termination.

Additionally, and for the avoidance of doubt, in the event that the Company terminates your employment for Cause, or you resign your employment for any reason other than due to a

Constructive Termination, or your employment terminates upon your death or disability, you will no longer vest in the Option or the RSUs (or any other equity) and you will not be entitled to any severance benefits described herein.

For purposes of this offer letter, “Cause” means any of the following: (i) commission of a felony or any crime involving dishonesty, breach of trust, or physical harm to any person; (ii) willful engagement in conduct that is in bad faith and materially injurious to the Company, including but not limited to misappropriation of trade secrets, fraud, or embezzlement; (iii) material breach of any agreement with the Company that is not cured within 10 days of written notice by the Company to you; or willful refusal to implement or follow a lawful policy or directive of the Company’s, which breach is not cured within 10 days after written notice by the Company to you.

For the purposes of this letter, “Constructive Termination” means the occurrence of any of the following events without your written consent: (i) a material reduction or change in your job duties, responsibilities, authority or requirements from your job duties, responsibilities authority or requirements immediately prior to such reduction or change,; (ii) a material reduction of your Base Salary (other than an equal, across-the-board reduction in the compensation of all similarly-situated employees of the Company or the surviving entity that is approved by the Board); (iii) a requirement that you relocate to a principal office that increases your one-way commute by more than 50 miles relative to your immediately preceding principal office.; or (iv) a material breach of this offer letter agreement (including the failure to grant the new hire equity set forth above within 30 days of your Hire Date)  or any other agreement between you and the Company). Notwithstanding the foregoing, none of the foregoing events or conditions will constitute Constructive Termination unless: (x) you provide the Company with written objection (or notice) to the event or condition within 90 days following the occurrence thereof, (y) the Company does not reverse or otherwise cure the event or condition within 30 days of receiving that written objection, and (z) you resign your employment within 30 days following the expiration of that cure period.

Notwithstanding any other provision herein or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to you or for your benefit pursuant to the terms of this Offer Letter or otherwise (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and would, but for this paragraph be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then the Covered Payments shall be either (i) reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax (that amount, the “Reduced Amount”) or (ii) payable in full if your receipt on an after-tax basis of the full amount of payments and benefits (after taking into account the applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax)) would result in you receiving an amount greater than the Reduced Amount.

Any reduction pursuant to the preceding paragraph shall be made in a manner consistent with the requirements of Section 409A of the Code and the following: (i) the Covered Payments which do not constitute nonqualified deferred compensation subject to Section 409A of the Code shall be reduced first; and (ii) all other Covered Payments shall then be reduced as follows: (A) cash payments shall be reduced before non-cash payments; and (B) payments to be made on a later payment date shall be reduced before payments to be made on an earlier payment date.

Any such required determination shall be made in writing in good faith by an independent accounting firm selected by the Company (the “Accountants”), which shall provide detailed supporting calculations to the Company and you as reasonably requested by the Company or you. The Company and you shall provide the Accountants with such information and documents as the Accountants may reasonably request in order to make a determination. For purposes of making the calculations and determinations required herein, the Accountants may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Accountants’ determinations shall be final and binding on the Company and you.  The Company shall be responsible for all fees and expenses incurred by the Accountants in connection with the calculations required herein.

Compliance with Section 409A

It is intended that all of the severance benefits and other payments payable under this letter satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A‑1(b)(4), 1.409A‑1(b)(5) and 1.409A‑1(b)(9), and this letter agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this letter (and any definitions hereunder) will be construed in a manner that complies with Section 409A.  Any payment by the Company under this letter agreement that is subject to Section 409A and that is contingent on a termination of employment is contingent on a “separation from service” within the meaning of Section 409A.  Each such payment shall be considered to be a separate payment for purposes of Section 409A.  Notwithstanding any provision to the contrary in this letter, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the expiration of the six-month period measured from the date of your Separation from Service with the Company, (ii) the date of your death, or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation.  Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement.  No interest shall be due on any amounts so deferred.

Compliance with Company Policies

As an employee of the Company, you will be expected to comply with the Company’s written personnel and other policies, and acknowledge in writing that you have read the Company’s Employee Handbook, a copy of which you will receive during your new employee orientation.

Full-time Services to the Company

The Company requires that, as a full-time employee, you devote your full business time, attention, skills and efforts to the tasks and duties of your position as assigned by the Company.  However, the Company will not preclude you from providing services to others, so long as such services would not be to the benefit of a competitor of the Company and will not otherwise interfere with your ability to satisfactorily fulfill your job responsibilities to the Company. The Company acknowledges and agrees that you may serve on the Board of

[INSERT NAME] If you wish to perform other services (for any or no form of compensation) to any other person or business entity while employed by the Company, please contact me and discuss your plans in advance of providing such services for review and evaluation of its impact on your work at the Company and so that no problem later arises that could have been avoided from the outset.

Conditions

This offer, and any employment pursuant to this offer, is conditioned upon the following:

•

You accepting and returning a signed original of this offer letter and the accompanying Mutual Agreement to Arbitrate Claims and Confidential Information and Inventions Assignment Agreement without modifications;

•

The completion of an I-9 form within the legally required time period, which requires that you provide a specified document(s) proving your identity and legal authorization to work in the United States of America;

•	Your consent to, and results satisfactory to the Company of, reference and background checks.

You are encouraged to discuss any of the attached documents with your own advisor to the extent you desire.

No Conflicting Obligations

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality.  Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.  You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. By signing this letter or electronically accepting its terms and conditions, you  are representing that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company, and that you are under no obligations or commitments, whether contractual or otherwise, that are inconsistent with your obligations under this offer letter and resulting agreement, and that you have returned all property and confidential information belonging to any prior employer.  The Company acknowledges receipt of certain provisions of your Employment Agreement dated February 26, 2016 with your former employer.  To the best of the Company’s knowledge, the Company agrees that the provisions of such Agreement that the Company has received and reviewed should not conflict with and are not inconsistent with your obligations under this offer letter.

Entire Agreement

This offer letter, together with the accompanying Agreement for Protection of Company Information and Mutual Agreement to Arbitrate Claims, forms the complete and exclusive statement of your employment agreement with the Company.  It supersedes any other agreements or promises made to you by anyone, whether oral or written.  Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company.

Please sign and date this letter, and return them to me by January 19, 2018, if you wish to accept employment at the Company under the terms described above.  This offer will expire if we have not received your signed offer letter by that time.  If you accept our offer, but would like a different start date from the one in the first paragraph above, please contact me as soon as possible.

We look forward to working with you on developing treatment for many rare genetic diseases and hope you find your employment at Ultragenyx Pharmaceutical Inc. a rewarding experience. If you have any questions regarding this offer letter, please feel free to contact me at (415) 483-8800.

Warm Regards,

/s/ Emil D. Kakkis

Emil D. Kakkis, M.D., Ph.D.

Chief Executive Officer

I accept and agree to employment with Ultragenyx on the terms and conditions above:

Signature: _/s/ Camille L. Bedrosian_MD_____________   Dated: __17 January_______, 2018